HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
November 26, 2008
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	United Business Holdings, Inc.
Registration Statement on Form S-1
Filed October 9, 2008
File No. 333-153924
Dear Mr. Webb:
          On behalf of our client, United Business Holdings, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the prospectus on Form S-1 originally filed with the Commission on October 9, 2008. Please note that due to regulatory issues with the Federal Deposit Insurance Corporation in connection with the organization of Ventana National Bank of Arizona (the “Arizona Bank”), the business plan of the Company has been revised since the prospectus was originally filed. As a result, the prospectus no longer includes a joint capital raise for both Ventana National Bank of California (In Organization) (the “California Bank”) and the Arizona Bank. Instead, the capital raise in the prospectus will be only for the California Bank. The new minimum offering will be 2,377,000 shares, and the new maximum will be 2,970,000 shares. Accordingly, the specific information regarding the Arizona Bank has been deleted from the prospectus.
          In addition, we request that you withdraw Exhibits 10.7, 10.8, 10.9, 10.13, 10.14, 10.17, and 10.18, as those exhibits are no longer applicable. In addition, we have enclosed an Exhibit 10.18 entitled Third Amended and Restated Pre-Opening Funds Agreement to replace the Exhibit 10.18 that we have requested be withdrawn.
          The referenced prospectus incorporates information in response to the comment letter, dated October 29, 2008, from the staff of the Commission. These comments are reproduced below in bold and italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Form S-1
General
1.	You state that the Arizona and California banks do not plan to make any subprime mortgages. Please also disclose whether the banks will make Alt-A or other low-documentation type loans.
          The California Bank does not intend to make any Alt-A or other low documentation type loans. Please see the revised prospectus.
Registration Statement Facing Page
2.	You state that your founders, in the aggregate, will receive warrants to purchase 473,248 shares of our common stock. Please explain the discrepancy between this number and the 485,113 rights to purchase shares of common stock and shares of common stock that you registered.
          This question is no longer applicable because the Company is now registering 2,970,000 shares of stock, 246,194 founder warrants, and 594,000 shareholder warrants.
Summary
3.	Please revise the preamble to state that it provides an overview of the “material” aspects of the offering and remove the middle sentence.
          This change has been made. Please see the revised prospectus.
Risk Factors, page 14
4.	Either delete the second sentence of the preamble, or expand it into a separate risk factor.
          This change has been made. Please see the revised prospectus.
5.	The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances. For example, you state that you cannot assure that you will be able to satisfy all of the conditions imposed by the regulators in connection with their approvals. Instead of stating the company’s inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.
          This change has been made. Please see the revised prospectus.

Release From Escrow, page 23
6.	Clarify that, if you cannot break escrow, investors funds will be returned promptly.
          This change has been made. Please see the revised prospectus.
7.	Please disclose whether the organizers, founders, directors and executive officers engaging in the offering intend to rely on the safe harbor from the broker-dealer registration afforded by Exchange Act Rule 3a4-1. Also, if you intend to rely on Rule 3a4-1, please provide your analysis supporting reliance on the rule by your officers and directors.
          All organizers, founders, directors, and executive officers, except for Diana Alexander, who is a registered broker, intend to rely on the safe harbor afforded by the Exchange Act Rule 3a4-1. This change has been incorporated into the revised prospectus.
          The organizers, founders, directors, and executive officers are justified in relying on the rule because they satisfy all of the following criteria, as set forth in the rule (all statements below exclude Diana Alexander):
a.	None of the organizers, founders, directors, or executive officers are subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Exchange Act, at the time of his or her participation in the offering;

b.	None of the organizers, founders, directors, or executive officers are compensated in connection with his or her participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

c.	None of the organizers, founders, directors, or executive officers are, at the time of his or her participation in the offering, an associated person of a broker or dealer; and

d.	The organizers, founders, directors, and executive officers meet all of the following conditions:
(i)	All of the organizers, founders, directors, and executive officers primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities;

(ii)	None of the organizers, founders, directors, and executive officers were a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

(iii)	None of organizers, founders, directors, and executive officers participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Exchange Act Rule 3a4-1, except that for securities issued pursuant to Rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

Dilution, page 29
8.	Please include a comparison of the public contribution and the effective cash contribution of affiliates. See Item 506 of Regulation S-K.
          Item 506 of Regulation S-K provides that a comparison of the public contribution and the effective cash contribution of affiliates is necessary if there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire.
          Because there is no disparity between the public offering price (which is $10.00 per share) and the effective cash cost of officers, directors, promoters, and affiliated persons of common equity which they have the right to acquire (i.e., warrants are also being granted at $10.00 per share), Item 506 of Regulation S-K does not require the comparison.
Management
9.	Please disclose the identities of the executive officers of United Business Holdings, Inc. Please also confirm that you have provided disclosure required by Items 401, 402, 403, and 404 of Regulation S-K regarding these executive officers.
          The only executive officers of the Company will be Thomas E. Hassey, the Chairman and Chief Executive Officer, and Bob Adkins, the Executive Vice President and Chief Financial Officer. The disclosures required by Items 401, 402, 403, and 404 of Regulation S-K have been provided in the prospectus.
10.	In many of your descriptions of management, you do not discuss the business experience during the past five years. For example, on page 49, you do not discuss the business experience of Mr. Cumming from 2004 to 2008. Where appropriate, please revise your disclosure to describe the business experience in the past five years of all directors and executive officers.
          The business experience of Mr. Cumming from 2004 to 2008 is not discussed because, as stated in the prospectus, Mr. Cumming retired in 2004. The descriptions for Messrs. Aros, Mahanna, Mello, and Moreno have been revised to include their business experience in the past five years. Please see the revised prospectus.
          All other executive officers and directors described their business experience in the past five years.
11.	Please disclose the name of the de-novo entity of which Bob Adkins helped to organize and open.
          This change has been made. Please see the revised prospectus.

12.	It appears that some of your executive officers and directors have previously and continue to serve in management positions at other banking institutions. Please disclose whether any of these officers or directors are subject to any non-compete contracts that may affect their ability to perform their duties.
          This change has been made. Please see the revised prospectus.
13.	Please add the ages of your directors and executive officers to this section. We note your disclosure in the Security Ownership of Certain Beneficial Owners and Management section.
          This change has been made. Please see the revised prospectus.
Executive Compensation
Consulting Agreements, page 68
14.	We note your disclosure regarding the amount paid monthly for consulting services. Please disclose the total amount you have paid to each individual pursuant to these consulting agreements.
          This change has been made. Please see the revised prospectus.
Description of Common Stock, page 79
15.	The second sentence of the preamble is inappropriate; please delete it.
          This change has been made. Please see the revised prospectus.
Legal Matters, page 92
16.	Please provide the address of the counsel providing the legality opinion. See Paragraph 23 of Schedule A to the Securities Act.
          This change has been made. Please see the revised prospectus.
Item 17. Undertakings, page II-2
17.	Please include Item 512(a)(6) of Regulation S-K in your undertakings section.
          This change has been made. Please see the revised prospectus.

Powers of Attorney, page II-4
18.	You refer to Bob Adkins as Chief Financial Officer and to Thomas E. Hassey as Chief Executive Officer here. However, nowhere in the prospectus do you refer to these individuals with these titles. Please clarify.
          This change has been made. Please see the revised prospectus. Please note that we have limited the references to Mr. Adkins and Mr. Hassey by these titles because the work that they will perform for the Company is in connection with Mr. Adkins role as President and Chief Executive Officer of the California Bank and Mr. Hassey’s role as Chairman of the Board of the Company. Because the Company’s sole function as a bank holding company for the California Bank will be to provide support to the California Bank, the Company will have few operations that require the oversight of a separate officer.
Exhibits
Exhibit 5.1
19.	We may have comments with respect to the legality opinion. Therefore, please file it as soon as possible.
          Enclosed for your review is a copy of our proposed legal opinion.
          We trust that the responses to the Commission’s comments, included in this letter and incorporated as necessary into the prospectus, adequately address the issues raised by the Commission. For your convenience, we have enclosed a blacklined copy of the prospectus. The blacklined copy indicates the revisions that have been made since the original filing made with the Commission.
          Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.
Yours very truly,
/s/ Pam Gates O’Quinn
Enclosures

cc:	Mr. Bob Adkins (w/encls) (via email)
Mr. Thomas Hassey (w/encls) (via email)
Mr. Ed Brand (w/encls.) (via email)
Peter Weinstock (w/encls) (firm)